UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Boku International, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       September 29, 2014

Physical address of issuer
987 West Ojai Ave., Ojai, CA 93023

Website of issuer
www.bokusuperfood.com

Current number of employees
7

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$1,072,221	$953,863
Cash & Cash Equivalents	$36,311	$17,516
Accounts Receivable	$8,692	$1,578
Short-term Debt	$1,007,129	$984,493
Long-term Debt	$396,822	$70,651
Revenues/Sales	$1,524,423	$1,028,583
Cost of Goods Sold	$503,962	$342,641
Taxes Paid	$0.00	-$2,525
Net Income	-$393,696	-$882,531

April 26, 2021

FORM C-AR

Boku International, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Boku International, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.bokusuperfood.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 5

The Business 6
RISK FACTORS 6
   Risks Related to the Company's Business and Industry 6
BUSINESS 22
   Description of the Business...22
   Business Plan 23
   History of the Business 23
   The Company's Products and/or Services 23
   Competition...23
   Supply Chain and Customer Base 24
   Intellectual Property 24
   Governmental/Regulatory Approval and Compliance..26
   Litigation...27
   Other 27
DIRECTORS, OFFICERS AND EMPLOYEES 27
   Directors/Officers 27
   Employees 29
CAPITALIZATION AND OWNERSHIP 29
   Capitalization 29
   Ownership 32
FINANCIAL INFORMATION 32
   Operations 32
   Liquidity and Capital Resources 33
   Capital Expenditures and Other Obligations...33
   Material Changes and Other Information 33
   Trends and Uncertainties..33
   Restrictions on Transfer 33
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 34
   Related Person Transactions 34
   Conflicts of Interest...35
OTHER INFORMATION 35
   Bad Actor Disclosure 35
EXHIBITS 37

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Boku International, Inc. (the "Company") is a Delaware Corporation, formed on September 29, 2014.

The Company is located at 987 West Ojai Ave., Ojai, CA 93023.

The Company's website is www.bokusuperfood.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Boku International, Inc. produces, and markets organic superfood products under the BOKU® brand. Boku is an established brand with a proven track record benefiting from millions of consumer impressions. More than a product, BOKU® is a Lifestyle! We embody three key elements that define and establish why BOKU® is so special and unique in the industry: 1. AUTHENTICITY: We're not in the superfood industry because it's trendy. We discovered superfoods nearly 25 years ago through an authentic, transformative experience in a quest to help our child. 2. QUALITY: BOKU® has forged direct relationships over 10 years, with best-in-class superfood farmers supplying the most pristine ingredients on earth. 3. CONSCIOUSNESS: We maintain a high level of consciousness and teachability dedicated to sharing what we learn, through social outreach and unprecedented customer experiences.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not

covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Lynn Rolle and Reno R. Rolle who are Co- Founder, CEO and Director, and Co-Founder and Chairman, respectively, of the Company. The Company has or intends to enter into employment agreements with Lynn Rolle and Reno R. Rolle although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Lynn Rolle and Reno R. Rolle or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.
We purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We are heavily dependent on our distributors.
In the United States, where substantially all of our beer and spirits are sold,] we sell beer and spirits to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as grocery and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing specialty beer and spirits brands, as well as national beer and spirits brands, and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.

We rely on third parties, called co-packers in our industry, to produce our products. We currently have one co-packing agreement for our products. Our co-packing agreement with our principal co-packer was signed on April 7, 2017 and shall continue in effect until either party terminates. Our dependence on co-packer[s] puts us at substantial risk in our operations. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of a limited number of products and flavors contributed all of our historical profitability and cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. Most of our net sales for the year ended December 31, 2020] resulted from sales of our Powdered Superfood products. During the year ended December 31, 2020, approximately 95% of our sales came from sales of our powdered Superfood products. All of our secondary personal care and household products, Boku Air, Mouth, Smile, Nose and Bug-Off represent a relatively small portion of our sales. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing powdered superfood products or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among powdered superfood products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding food type products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We rely, in part, on our third-party co-manufacturers to maintain the quality of our products.
The failure or inability of these co-manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-manufacturers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as Costco, WholeFoods, etc., require our third-party co-manufacturer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, including ingredients such as popcorn kernels, almonds, almond flour, sunflower oil, seasonings and salt]. In addition, we purchase and use significant quantities of film, paper, plastic sheeting and corrugate to package our products. In recent periods, the prices of yellow corn (which impacts the price of popcorn kernels), almonds, sunflower oil and fuel have been priced at their respective averages and we have realized some no effects from these prices in the form of reduced cost of goods sold and resulting higher gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The powdered superfood and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

Our profitability may be negatively affected by inventory shrinkage.

We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our opportunistic buying could adversely affect our business.

We purchase the majority of our inventory opportunistically, with our buyers purchasing close to need. Establishing the "treasure hunt" nature of the off-price buying experience to drive traffic to our stores requires us to offer changing assortments of merchandise in our stores. While opportunistic buying provides our buyers the ability to buy at desirable times and prices, in the quantities we need and into market trends, it places considerable discretion in our buyers, subjecting us to risks related to the pricing, quantity, nature and timing of inventory flowing to our stores. If we are unable to provide frequent replenishment of fresh, high quality, attractively priced merchandise in our stores, it could adversely affect traffic to our stores as well as our sales and margins. We base our purchases of inventory, in part, on our sales forecasts. If our sales forecasts do not match customer demand, we may experience higher inventory levels and need to markdown excess or slow-moving inventory, leading to decreased profit margins, or we may have insufficient inventory to meet customer demand, leading to lost sales, either of which could adversely affect our financial performance.

We need to purchase inventory sufficiently below conventional retail to maintain our pricing differential to regular department and specialty store prices and to attract customers and sustain our margins, which we may not achieve at various times and which could adversely affect our results.

Failure to execute our inventory management process could adversely affect our business.

We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.

We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, international trade or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions.

Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.
Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging, particularly with respect to goods sourced outside the United States. Our procurement of goods and services from outside the United States is subject to risks associated with political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and costs and other factors relating to foreign trade. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.
We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.
With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Governmental Regulations- Our ability to sell products is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of Baku's Superfood product may be subject to change and if they do then the selling of our products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell a certain product and therefore your investment in the Company may be affected.

Business Projections -There can be no assurance that the company will meet our projections.
There can be no assurance that the company will be able to find sufficient demand for our product, that people think it 's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business

Undercapitalization- We anticipate needing access to credit in order to support our working capita l requirements as we grow.
Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capita l, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adverse ly impact the value of your investment .

Key Personnel- To be successful, the Company requires capable people to run its day to day operations.
As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right ta lent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Boku International, Inc. produces, and markets organic superfood products under the BOKU® brand. Boku is an established brand with a proven track record benefiting from millions of consumer impressions. More than a product, BOKU® is a Lifestyle! We embody three key elements that define and establish why BOKU® is so special and unique in the industry: 1. AUTHENTICITY: We're not in the superfood industry because it's trendy. We discovered superfoods nearly 25 years ago through an authentic, transformative experience in a quest to help our child. 2. QUALITY: BOKU® has forged direct relationships over 10 years, with best-in-class superfood farmers supplying the most pristine ingredients on earth. 3. CONSCIOUSNESS: We maintain a high level of consciousness and teachability dedicated to sharing what we learn, through social outreach and unprecedented customer experiences.

Business Plan

Boku has established itself as a leading brand in the emerging superfood category. With our award-winning, industry-leading formulas, we will expand our focus to include substantial efforts dedicated to building our Amazon presence. With future investments, we will be improving our state-of-the-art facility in Ojai, CA, and launching exciting new products including our all-in-one superfood meal and superfood for pets range. We will be investing aggressively in new digital and influencer marketing strategies while also expanding internationally with our co-manufacturing partner in Toronto, Canada. We will also be hiring new additions to our management team.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Energy/Athletic	Powders	Direct-to-consumer
Greens	Powders	Direct-to-consumer
Protein	Powders	Direct-to-consumer
Seasonal	Powders	Direct-to-consumer

We consistently develop new formulations of our Boku superfood products. We plan to use part of the proceeds of this offering to introduce a Complete MEAL Formulation this year as well as superfoods for pets.

We market and sell our products direct-to-consumers through our website, BokuSuperfood.com, and through our store on Amazon. The products are also offered through TV shopping partners in North America and Canada. We have an existing customer base that signs up for monthly subscriptions of our products, as well as returns on a regular basis to our website. We currently distribute our product primarily in North America and are looking into other potential markets.

Competition

The Company's primary competitors are Amazing Grass, Aloha, YourSuper.com and Vega.

The superfood category continues to trend favorably and has been substantially bolstered by COVID which has caused more consumers to look toward natural non-toxic methods for supporting immune function. New companies continue entering the space with a particular focus on mushrooms and other break-through adaptogenic ingredients. We began using mushrooms and other trending ingredients back in 2007 when we launched the company. We see this as validation that Boku continues to lead the industry with our innovative cutting edge approach to superfood nutrition and will continue outpacing our competition, well into the foreseeable future. Organic food sales in the U.S. totaled around $262B in 2020, with almost 30% in the direct-to-consumer category. This is an increase of $80B (21%) over the prior year, marking the first time the organic food market has broken through the $200- billion mark. This trend is expected to continue.* Source: Statista, Mintel, and Nutrition Business Journal • The organic fruits and vegetables sector held onto its position as the largest of the organic food categories, accounting for almost 40 percent of all organic food sales while vegan superfood powders has grown 1000% over the past decade.* Source: Statista, Mintel, and Nutrition Business Journal

Supply Chain and Customer Base

We have spent over 14 years forging relationships with the highest quality organic superfood farmers in the world. We shake the hands that farm the land. Raw materials that are staples in our business are purchased worldwide from numerous suppliers. In general, these materials are available from multiple sources and we select suppliers based on availability, price and location. Where ever possible we source ingredients from local producers.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Mushroom Harvestq	Boku purchased 14% of total raw materials in 2020 from Mushroom Harvest. The raws purchased from this supplier are exceptionally difficult to purchase elsewhere.	14.0%

We organically grew to our initial 15,000 customers through word-of-mouth and industry recognition, informing and educating a broad range of consumers through blogs, social media, and passionate brand ambassadors. Finally, in 2015, we launched on a national television network garnering millions of brand impressions over nearly 200 hours of live broadcast, leading to an additional 55,000 active customers purchasing and using BoKU® Superfood products. In 2020 we returned to live TV with the Shop HQ channel under completely different terms that will allow us to return to the Amazon platform. In 2021, we will focus on our native direct consumer website and Amazon, where we anticipate robust new customer acquisition and growth.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4132958	IC 032 "Beauty beverages, namely, fruit juices and energy drinks containing nutritional supplements; Concentrates and powders used in the preparation of energy drinks and fruit-flavored beverages; Fruit-based beverages; Non-alcoholic fruit juice beverages; Smoothies; Vegetable juices."	BOKU	March 1, 2011	April 24, 2012	USA
3832399	IC 005: dietary and nutritional supplements; food supplements, dietary and nutritionally fortified food products adapted for medical use. IC 029: nutritional oils for food purposes; protein based, nutrient-dense snack bars. IC 035: online retail store services featuring dietary and nutritional supplements, nutritional foods, water bottles, shopping bags, and reference books in the field of health and nutrition.	BOKU	March 31, 2008	August 10, 2010	USA
4550771	IC 004: Candles; Perfumed candles; Scented candles.	Immune candle		June 17, 2020	USA

TMA770,547	WARES/MERCHANDISES: (1) All natural insect repellents. (2) Dietary and nutritional food and beverage supplements, namely protein based and nutrient-dense snack bars, nutritionally fortified oils for food supplements and nutritional based drink mixes promoting health. SERVICES: (1) Online retail store services featuring soaps, candles, insect repellents, clothing and headwear. (2) Online retail store services featuring dietary and nutritional supplements, nutritional foods and beverages, water bottles, shopping bags, and reference books in the field of health and nutrition.	Boku Mark	September 17, 2008	June 23, 2010	CANADA
2011/06572	Class 30	Boku Mark	March 18, 2011	March 18, 2011	SOUTH AFRICA
00724944		Boku EU	November 13, 2009	November 13, 2009	EU

Copyright Registrations

Registration #	Title	Description	Registration Date
ISBN: 9781790504633	Priceless Health Secrets	Book: Priceless Health Secrets, Natural Cures We Want You to Know About	January 2, 2018
ISBN: 978-0-692-62707-5	Boku Super Food Reciepe Book	Sensational Smoothies, Delicious Dinners & Guilt-Free sweets for a brand new you!	January 3, 2019

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Manufacturing	State of California, Department of Public Health	Food Process	April 10, 2018	October 30, 2018
Organic	State of California, Department of Public Health	Organic Food	April 10, 2018	October 30, 2018

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 987 West Ojai Ave., Ojai, CA 93023

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors/Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Reno R. Rolle

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Chairman since inception in 2007 to present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Reno has been Boku International's Co-Founder and Chairman since its inception in 2007 to present.

Education
High School Diploma

Name

Todd Wiseman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Boku Inernational Director from 2015 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Todd Wiseman has been employed outside of Boku International as an attorney and business manager from 2015 to present

Education
Law Degree

Name

Thom Beers

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Boku International Director from 2015 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Thom Beers has been employed outside of Boku International as a television producer and business manager from 2015 to present.

Name

Lynn Rolle

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co- Founder, CEO and Director, 2007 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, CEO and Director-2007 to Present. She is a veteran executive for well over 30 years. As the Co-founder and CEO of BoKU® International, she's finally found a career she loves dearly and believes in wholeheartedly.

Education
High School Diploma

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees in California, North Carolina.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	13,141,030
Voting Rights	The holders of shares of the Company's common stock, $0.000001 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	If the Company issues new Common Stock, the existing shareholders will be diluted.
Other Material Terms	The amount outstanding includes 1 million shares that are reserved for option with a strike price of $0.50 (the CF Offering price), of which 551,600 remain unallocated.

Type of security	Founder Stock Options
Amount outstanding	2,075,000
Voting Rights	Voting rights only when exercised.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	When exercised, they will increase the number of shares outstanding by the same number of shares as the number of options
Other Material Terms	Issued to the founders at the same price at the CF price.$0.50 strike price (the current CF price).

Type of security	Employee/Advisor Stock Options
Amount outstanding	1,000,000
Voting Rights	Voting rights only when exercised.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	No additional dilution as the shares have been reserved and are part of the outstanding shares of the Company.
Other Material Terms	$0.50 strike price.

The Company has the following debt outstanding:

Type of debt	Promissory Notes
Name of creditor	Promethean Equity LLC
Amount outstanding	$338,619
Interest rate and payment schedule	The note bears interest of 10% per year, accrued monthly in arrears with the balance due at maturity on September 17, 2019.
Amortization schedule	N/A
Describe any collateral or security	First security interest in assets of Company as well as security interest in certain real estate owned by Lynn & Reno Rolle
Maturity date	September 17, 2019.
Other material terms	N/A

Type of debt	Promissory Notes
Name of creditor	Lynn Rolle
Amount outstanding	$550,770.00
Interest rate and payment schedule	The note bears an interest of 8% per year, accrued monthly, with the balance due and payable on December 31, 2021.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	December 31, 2121
Other material terms	N/A

The total amount of outstanding debt of the company is $1,403,951.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,136,277	$568,138.50	R&D & Production: Test new product lines and ramp up production Marketing spend: Social media marketing, influencer marketing and marketing on Amazon Working capital: General business expenses such as rent and operations	11/8/2018 (currently active)	Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Lynn Rolle and Reno Rolle.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Lynn Rolle	27.9%
Reno Rolle	32.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$788,534.00	-$628,416.00	$0.00

Operations

The company has been in operation for over 13 years, and has seen consistent product sales through word-of-mouth for most of these years. In 2015 the company made a push into the television shopping channel with Evine and saw immediate consumer interest and growth of sales. The company terminated the Evine relationship in 2017 due to a challenging cost structure and made the decision to return to the direct-to consumer model. This has resulted in a return to a base annual revenue in 2018 and 2019 of just above $1 million. COGS are consistent with a high margin direct to customer product, however operational expenses have been an ongoing challenge as the company transitions from servicing significantly higher revenues in 2015-2017. The company has a focused marketing strategy in place as it approaches 2020 which has shown success so far. The company is also positioned to enter a new relationship with ShopHQ to return to TV. These initiatives should generate increased awareness of the brand along with significantly increased revenues.

The company plans to use the proceeds from this offering to execute its business and marketing plan. The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Assuming the company is successful in this offering at the minimum level, this will result in adequate capital through the end of 2020 and we will seek to continue raising capital under crowdfunding offerings, equity, or debt issuances. In the event that the company is successful in this offering at the maximum level, we believe that we will have enough capital to operate and grow the business to profitability and beyond. The proceeds from crowdfunding offerings will be used right away to invest in marketing to grow our sales and gain more market share in our industry. We've also made major business investments in assets in 2017 and 2018 that will start generating a return on investment in the upcoming years. We've simultaneously reduced our cost of goods sold and expenses from previous years. Additionally, the proceeds from the offerings will be used strategically to increase our inventories in line with the expected increase in demand. Other sources of funding we've relied on in the past are accounts payable to vendors, due to shareholders, credit cards and business lines of credit. The company is expected to return a minimal loss this year and an anticipated return to profitability in 2021.

Liquidity and Capital Resources

On November 8, 2019 the Company conducted an offering pursuant to Regulation CF and raised $568,138.50 so far. This Offering is currently active.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Lynn Rolle
Relationship to the Company	Co- Founder, CEO and Director
Total amount of money involved	$502,620.00
Benefits or compensation received by related person	The note bears cash interest of 8% per year, accrued monthly, with the balance due and payable on December 31, 2021.
Benefits or compensation received by Company	CEO Employee Services
Description of the transaction	Promissory Note

Future Transactions

Related Person/Entity	Reno Rolle
Relationship to the Company	Founder
Total amount of money involved	$248,988.57
Benefits or compensation received by related person	Commissions
Benefits or compensation received by Company	Talent Services, TV exposure, increased sales.
Description of the transaction	Commission agreement with Reno Rolle for 8% on talent based appearance sales from Shop HQ, TSC, Google, Spartan, and HSN/QVC/infomercial sales.

Current Interest in Property

Related Person/Entity	Reno and Lynn Rolle
Relationship to the Company	Founders, Directors, and CEO
Total amount of money involved	
Benefits or compensation received by related person	Potential rent from the company after the real property option is exercised.
Benefits or compensation received by Company	none
Description of the transaction	Reno and Lynn Rolle personally have an option to purchase the real estate currently being leased by Boku from a third-party.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Lynn Rolle
(Signature)

Lynn Rolle
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Lynn Rolle
(Signature)

Lynn Rolle
(Name)

Co- Founder, CEO and Director
(Title)

04/26/21
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

BOKU INTERNATIONAL, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019 (RESTATED)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ……………………………………………………………………………1

FINANCIAL STATEMENTS:

Balance Sheet …………………………………………………………………………………………………2

Statement of Operations …………………………………………………………………………………3

Statement of Changes in Stockholders' Equity …………………………………………………4

Statement of Cash Flows …………………………………………………………………………………5

Notes to Financial Statements …………………………………………………………………………6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Boku International, Inc.
Ojai, California

We have reviewed the accompanying financial statements of Boku International, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 7, 2021
Los Angeles, California

Boku International, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019 Restated
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	36,311	$	17,516
Accounts receivable—net		8,692		1,578
Inventories		224,273		222,053
Loan Receivable-Shareholders		284,187		199,000
Prepaids and other current assets		11,347		7,214
Total current assets		**564,811**		**447,360**
Property and equipment, net		419,058		446,503
Other assets		88,352		60,000
Total assets	$	**1,072,221**	$	**953,863**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	40,325	$	50,154
Due to AJ Ferro Trust		-		70,000
Credit Card		21,143		92,217
Short term loan		365,786		394,163
Accrued Liabilities		540,121		355,694
Current portion of Auto Loan		13,020		13,020
Current portion of loan		18,734		-
Loan Origination Fee		-		(8,754)
Other current liabilities		8,000		18,000
Total current liabilities		**1,007,129**		**984,493**
Auto Loan Payable		51,851		70,651
Long term of the Payroll Protection Prog Payable		26,605		-
Long term of the EDIL Loan		318,366		-
Reno Sr Liability		-		-
Total liabilities		**1,403,951**		**1,055,144**
STOCKHOLDERS' EQUITY				
Common Stock		11		11
Aditional Paid in Capital		1,874,345		1,711,098
Retained earnings/(Accumulated Deficit)		(2,206,086)		(1,812,390)
Total stockholders' equity		**(331,730)**		**(101,281)**
Total liabilities and stockholders' equity	$	**1,072,221**	$	**953,863**

See accompanying notes to financial statements.

Boku International, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019 Restated
(USD $ in Dollars)				
Net revenue	$	1,524,423	$	1,028,583
Cost of goods sold		503,962		342,641
Gross profit		1,020,462		685,942
Operating expenses				
General and administrative		1,166,285		1,268,122
Research and development		-		-
Sales and marketing		289,245		361,382
Total operating expenses		1,455,529		1,629,504
Operating income/(loss)		(435,068)		(943,561)
Interest expense		19,553		26,032
Other Loss/(Income)		(60,925)		(89,588)
Income/(Loss) before provision for income taxes		(393,696)		(880,006)
Provision/(Benefit) for income taxes		-		2,525
Net income/(Net Loss)	**$**	**(393,696)**	**$**	**(882,531)**

See accompanying notes to financial statements.

Boku International, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2018	**$ 10,912,620**	**$ 11**	**$ -**	**$ 1,160,590**	**$ (929,859)**	**$ 230,742**
Issuance of common shares	178,400	-	-	550,508	-	550,508
Net income/(loss)	-	-	-	-	(882,531)	**$ (882,531)**
Balance—December 31, 2019	**$ 11,091,020**	**$ 11**	**$ -**	**$ 1,711,098**	**$ (1,812,390)**	**(101,281)**
Issuance of common shares	2,050,010	-	-	163,247	-	163,247
Net income/(loss)	-	-	-	-	(393,696)	(393,696)
Balance—December 31, 2020	**13,141,030**	**$ 11**	**$ -**	**$ 1,874,345**	**$ (2,206,086)**	**$ (331,730)**

See accompanying notes to financial statements.

Boku International, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019 Restated
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(393,696)	$	(882,531)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		81,850		75,461
Loan Origination Fee Amortization		-		5,307
Loss on PPE Sold		-		3,508
Bad debt expense		-		3,455
Changes in operating assets and liabilities:				
Accounts receivable		(7,115)		9,998
Inventory		(2,220)		20,236
Prepaid expenses and other current assets		(4,134)		(1,845)
Other assets		(28,352)		-
Accounts payable and accrued expenses		(9,829)		(58,365)
Due to AJ Ferro Trust		(70,000)		-
Loan Receivable-Shareholders		(85,187)		24,847
Accrued Liabilities		184,428		225,164
Credit Cards		(71,074)		16,935
Other current liabilities		(10,000)		9,695
Net cash provided/(used) by operating activities		**(415,329)**		**(548,136)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(54,405)		(74,835)
Net cash provided/(used) in investing activities		**(54,405)**		**(74,835)**
CASH FLOW FROM FINANCING ACTIVITIES				
Short Term Loans		(28,377)		32,431
EDIL Loan borrowings		337,100		-
Long term of the Payroll Protection Prog Payable		26,605		-
Auto Loan borrowings		-		40,206
Auto Loan repayments		(18,800)		
Loan Origination Fee		8,754		(14,061)
Reno Sr Liability		-		(10,028)
Issuance of common shares		163,247		550,508
Net cash provided/(used) by financing activities		**488,529**		**599,055**
Change in cash		18,795		(23,916)
Cash—beginning of year		17,516		41,431
Cash—end of year	$	**36,311**	$	**17,516**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Boku International, Inc was founded on September 29, 2014 in the state of California. The financial statements of Boku International, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in Ojai, California.

Boku International, Inc produces, and markets organic superfood products under the Boku brand. Boku is an established brand with a proven track record benefiting from millions of consumer impressions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an first-in, and first out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Sprinter Van	5 years
Equipment	5 years
Warehouse Fixtures	5 years
Computers	3 years
Furniture and Fixtures	5 years
Security System	3 years
Software	3 years
Leasehold Improvements	10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Boku International, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its organic superfood products.

Cost of sales

Costs of goods sold include the cost of equipment sold, cost of labor, commissions, distribution services, federal excise tax, freight and delivery, ingredients packaging and supplies, cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $289,245 and $361,382, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company has established a stock option plan for its employees. The Company has granted a total of 492,100 options. The options generally carry an exercise price of $0.25, vest over multiple years, and expire on December 31, 2028. Since the options granted are not material, the Company deemed the related stock based compensation expense not material and passed on recording it in the statement of operations

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 7, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2020		2019
Finished Goods	$	92,965	$	118,663
Packaging		33,878		36,551
Raw Materials		97,430		66,839
Total Inventories	$	**224,273**	$	**222,053**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2020		2019
Prepaid Expenses and Other Current Assets consist of:				
Prepaids		8,548		4,440
Due from OBR Enterprises		2,799		2,774
Total Prepaids Expenses and Other Current Assets	$	**11,347**	$	**7,214**

As of Year Ended December 31,		2020		2019
Other Assets consist of:				
Deposits		88,352		60,000
Total Other Assets	$	**88,352**	$	**60,000**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2020		2019
Other Current Liabilities consist of:				
Air-Doctor Settlement Payable		8,000		18,000
Total Other Current Liabilities	$	**8,000**	$	**18,000**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Vehicles	$ 113,950	$ 113,950
Equipment	161,949	151,381
Warehouse Fixtures & Equipment	6,258	6,258
Computer Equipment	25,500	14,647
Furniture	40,827	40,827
Security System	16,097	16,097
Software	2,842	2,842
Leasehold Improvements	443,063	410,079
Property and Equipment, at Cost	**810,485**	**756,081**
Accumulated depreciation	(391,428)	(309,578)
Property and Equipment, Net	$ **419,058**	$ **446,503**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $81,850 and $75,461 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common stock with par value of $0.000001. As of December 31, 2020, and December 31, 2019, 13,141,030 and 11,091,020 shares of common stock have been issued and are outstanding, respectively.

7. DEBT

Auto Loan

On June 30, 2016, the company signed a loan agreement with Mercedes-Benz LLC for a commercial van. The auto loan carried a yearly interest rate of 3.94%. The loan matures after 71 months of monthly payments in the amount of $1,085. As of December 31, 2020, and 2019, the loan had a balance of $64,871 and $83,760, respectively. As of December 31, 2020, the current portion of the Auto Loan is $13,020. The following is the schedule of future maturities:

	2021	2022	2023	2024	2025	Total
Auto Loan	13,020	13,020	13,020	13,020	12,791	64,871

Promethean Equity Loan

As of September 10, 2018, the company signed a promissory note for $307,835 with Promethean Equity LLC. The note bears interest of 10% per year, accrued monthly in arrears, with the balance due at maturity on September 17, 2019. As of December 31, 2020, and 2019, the loan has a balance including accrued interest in the amount of $338,619 and $338,619 respectively. The whole amount is classified as short-term and can be called at any time.

PayPal Working Capital Loans

On March 26, 2018, the company received PayPal working capital loan in the amount of $47,000. The loan has a fee of $8,602, bringing the total repayment amount to $55,602. The loan is to be repaid through 30% of sales deduction from company's merchant account every time a sale is processed through PayPal, and the company is required to make a minimum payment of $2,780 every 90 days.

On April 18, 2018, the company received PayPal working capital loan in the amount of $30,000. The loan has a fee of $1,733 bringing the total repayment amount to $31,733. The loan is to be repaid through 30% of sales deduction from company's merchant account every time a sale is processed through PayPal. The company is required to make a minimum payment of $3,173 every 90 days.

As of December 31, 2020, and 2019, the PayPal working capital loans outstanding balances are $0 and $24,727, respectively. The whole amount is classified as short-term.

Shopify Capital

During 2019, the company received Shopify Capital in the amount of $42,000 with remittance rate of 14%. As of December 31,2019, the outstanding balance is $30,817 and the whole amount is classified as current. The balance was paid during 2020 and thus there is no amount outstanding as of December 31, 2020.

Payroll Protection Loan

On May 6, 2020, the company received PayPal working capital loan in the amount of $53,772 with interest rate of 1%. The loan matures on September 1, 2023, with monthly payment in the amount of $2,264. As of December 31, 2020, and 2019, the loan had a balance of $53,772 and $0, respectively. As of December 31, 2020, the current portion of the Loan is $27,167. The following is the schedule of future maturities:

	2022	**2023**	**Total**
Payroll Protection Prog Payable	27,167	26,605	53,772

Small Business Administration Loan

On April 21, 2020, the company received SBA Loan #3311427210 loan in the amount of $337,200 with interest rate of 3.75%. The loan matures on April 21, 2051, with monthly payment in the amount of $1,561. As of December 31, 2020, and 2019, the loan had a balance of $318,366 and $0, respectively. As of December 31, 2020, the current portion of the Loan is $18,734. The following is the schedule of future maturities:

	2021	2022	2023	2024	2025	2026	2027	Thereafter	Total
Small Business Administration	18,734	18,734	18,734	18,734	18,734	18,734	18,734	205,963	337,100

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (117,479)	$ (187,519)
Valuation Allowance	117,479	187,519
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (457,333)	$ (339,855)
Valuation Allowance	457,333	339,855
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal and state cumulative net operating loss ("NOL") carryforwards of $1,532,619. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

One of the Company's existing shareholders' Reno Rolle, received several installments loans from the Company for a total amount of $284,187. As of December 31, 2020, and December 31, 2019, the loan has an outstanding balance of $284,187 and $199,000 respectively. The Company restated its fiscal year 2019. The restatement is a result of in appropriate recording of shareholder receivable. Portion of the receivable was reduced by $169,034 and record to the statement of operations to account for the services the Company received from the shareholder.

The Company pays a salary every month to the Lynn Role, one of the Company's shareholders' in the amount of $16,050. As of December 31, 2020, and December 31, 2019, the accrued wages payable to Lynn has an outstanding balance of $502,620 and $315,025 respectively.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

As of Year Ended December 31, 2020		
2021	$	184,500
2022		189,113
2023		193,840
2024		198,686
2025		203,653
Thereafter		669,669
Total future minimum operating lease payments	$	**1,639,461**

Rent expense was in the amount of $229,427 and $205,921 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RESTATEMENT

The Company restated its fiscal year 2019. The restatement is a result of in appropriate recording of shareholder receivable. Portion of the receivable was reduced by $169 thousand and record to the statement of operations to account for the services the Company received from the shareholder. The following represents the summary of the impact on key financial statement line items:

As of Year Ended December 31,	Originally Filed - 2019	Restated - 2019	Adjustment
Current Assets	$ 616,395	$ 447,360	$ (169,035)
Total Assets	$1,122,898	$ 953,863	$ (169,035)
Current Liabilities	$ 984,493	$ 984,493	$ -
Liabilities	$1,055,144	$1,055,144	$ -
Equity	$ 67,753	$ (101,281)	$ (169,035)
Net income/(Net Loss)	$ (713,497)	$ (882,531)	$ (169,035)
Opearting Cash Flows	$ (548,136)	$ (548,136)	$ -

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 7, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $393,696, an operating cash flow loss of $415,329 and liquid assets in cash of $36,311, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.